As filed with the Securities and Exchange Commission on April 18, 2017
811-22260

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Maryland statutory trust (the "Registrant"), hereby notifies the Securities and Exchange Commission that it is adopting as its own the registration of RMR Real Estate Income Fund, a Delaware statutory trust (the "Predecessor Registrant"), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, effective immediately prior to the closing of a redomestication transaction between the Predecessor Registrant and the Registrant.  In connection with such notification of registration, the Registrant submits the following information:

Name:        RMR Real Estate Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458

Telephone Number (including area code):

(866) 790-8165

Name and address of agent for service of process:

Fernando Diaz, President
RMR Real Estate Income Fund
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458

With copies of Notices and Communications to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036-6522

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES    []                NO    [X]

Item 1.	Exact name of registrant.

RMR Real Estate Income Fund.

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Maryland statutory trust. The Registrant filed a Certificate of Trust with the State Department of Assessments and Taxation of Maryland on April 13, 2017.

Item 3.	Form of organization of registrant.

Maryland statutory trust.

Item 4.	Classification of registrant

Management company.

Item 5.
(a) The Registrant is a closed-end management company.

(b) The Registrant is registered as a "diversified" investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.	Name and address of each investment adviser of registrant.

RMR Advisors LLC Two Newton Place 255 Washington Street, Suite 300 Newton, MA 02458

Item 7.	Name and address of each officer and trustee of the registrant

	Name and Address(1)	Position
	John L. Harrington	Trustee
	Joseph L. Morea	Trustee
	Adam D. Portnoy	Trustee
	Barry M. Portnoy	Trustee
	Jeffrey P. Somers	Trustee
	Jennifer B. Clark	Secretary; Chief Legal Officer
	Fernando Diaz	President
	Mark L. Kleifges	Treasurer; Chief Financial Officer
	Vern D. Larkin	Chief Compliance Officer; Director of Internal Audit
(1) The business address of each officer and Trustee is: Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458.

Item 8.	Not applicable.

Item 9.
	(a)	No, Registrant is not currently issuing and offering its securities directly to the public.

	(b)	Not applicable.

	(c)	No. Registrant does not presently propose to make a public offering of its securities.

	(d)	Yes. Registrant does currently have outstanding and issued securities.

(e)
As of immediately prior to the closing of the redomestication transaction between the Predecessor Registrant and the Registrant on April 18, 2017, Predecessor Registrant owns one common share of beneficial interest in the Registrant.

Item 10.	The current value of the Registrant's total assets is $0.

Item 11.	Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Newton in the State of Massachusetts on the 18th day of April, 2017.

RMR REAL ESTATE INCOME FUND

By:	/s/ Fernando Diaz
Fernando Diaz
President

Attest:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer and Chief Financial Officer

Signature Page to N-8A